EXHIBIT 21

List of Subsidiaries

(Direct and Indirect Ownership)

Name	State of Incorporation
First Farmers and Merchants Bank	Tennessee
F & M West, Inc.	Tennessee
Maury Tenn, Inc.	Nevada
Maury Tenn Properties, Inc.	Maryland